Exhibit 99.3

Orckit Announces 2007 Annual General Meeting

        TEL AVIV, Israel, March 30, 2007 – Orckit Communications Ltd. (Nasdaq: ORCT) today announced that its Annual General Meeting of Shareholders will be held on Monday, April 30, 2007 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is April 5, 2007. Orckit will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

        The agenda of the meeting is as follows:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	election of Yair Shamir as an outside director;

(3)	approval of the grant of stock options to our independent directors;

(4)	approval of the grant to Eric Paneth and Izhak Tamir of stock options with vesting contingent upon the Company’s generating revenues of $70 million in 2008 or $110 million in 2009 or our company undergoing a change of control;

(5)	reappointment of Kesselman & Kesselman as our independent auditors; and

(6)	consideration of our audited financial statements for the year ended December 31, 2006.

Item 1 requires approval of 66-2/3% of the shares voted on the matter, and Items 2, 3, 4 and 5 require the approval of a simple majority of the shares voted on the matter. Item 6 will not involve a vote of the shareholders.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent’s CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.